Continental

Press Release

SUPPL

04036010

RECEIVED

2004 AUG -5 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

continues on the road to success

- Automotive supplier ups sales in first half of 2004 by 9.9 percent

- Consolidated result grows 21.4 percent despite restructuring costs in US

Hanover, August 2, 2004. Following a positive first quarter 2004, Continental AG continued on the road to success in the next three months as well. The international automotive supplier increased its first-half consolidated sales by 9.9 percent before foreign exchange effects and changes in the scope of consolidation. Including exchange rate effects and consolidation changes, sales were up 9.0 percent from EUR5,646.8 million to EUR6,157.4 million. "We have thus once again demonstrated our powerful ability to grow in a phase when the global automotive economy continues to be rather sluggish," according to the chairman of the Continental Executive Board, Manfred Wennemer.

Despite the costs for restructuring of the passenger tire operations in the USA, the consolidated operating result or EBIT increased significantly to EUR484.4 million, up 21.4 percent from last year's figure of EUR399.1 million. The return on sales amounts to 7.9 percent (PY: 7.1 percent). Without restructuring costs for the Mayfield tire plant (EUR98.9 million), the earnings improved by 46.2 percent.

PROCESSED

AUG 06 2004

THOMSON FINANCIAL

Sales, EBIT and Return on Sales (in EUR million):

	Sales		**EBIT** ( ) = Return on sales	
	1st HY 2004	**1st HY 2003**	**1st HY 2004**	**1st HY 2003**
Continental Corporation	6,157.4	5,646.8	484.4 (7.9%)	399.1 (7.1%)
Continental Automotive Systems	2,569.5	2,357.1	244.6 (9.5%)	186.1 (7.9%)
Passenger and Light Truck Tires	1,921.8	1,825.2	120.7 (6.3%)	119.3 (6.5%)
Commercial Vehicle Tires	714.0	579.9	43.3 (6.1%)	33.4 (5.8%)
ContiTech	986.9	916.1	95.7 (9.7%)	80.0 (8.7%)

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8/5

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055

www.conti-online.com
prkonzern@conti.de

"Not only were our future-oriented restructuring measures in the USA offset, but last year's figures were even outperformed quite impressively. This is an enormous achievement on the part of all divisions," emphasized Dr. Alan Hippe, Executive Board member responsible for finance. Consolidated net income after taxes went up from EUR195.4 million to EUR221.4 million, with earnings per share rising from EUR1.50 to EUR1.63. Net indebtedness was EUR908.8 million down on the first six months of 2003. The gearing ratio was down from 113.0 percent to 52.6 percent.

On June 30, 2004, Continental's **employees** numbered 72,816, up 3,987 compared with December 31, 2003. Reasons for the increase include the first-time consolidation of the sensor business in China for Continental Automotive Systems as well as the rise in the number of employees of the Commercial Vehicle Tires division due to the consolidation of Continental Sime Tyre in Malaysia.

Before foreign exchange effects, the **Continental Automotive Systems** division increased its sales in the first six months of 2004 by 11.8 percent over the first half of 2003. Including exchange rate effects, sales were up 9.0 percent from EUR2,357.1 million to EUR2,569.5 million.

Significant volume gains were recorded especially by the Electronic Brake and Safety Systems, Brake Actuation, Comfort Electronics, and Powertrain & Chassis units. In North America and Europe, mid-2003 sales volume levels were outperformed. The division increased its operating result (EBIT) to EUR244.6 million, up 31.4 percent from EUR186.1 million halfway through 2003. The return on sales amounted to 9.5 percent (PY: 7.9 percent).

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055

www.conti-online.com
prkonzern@conti.de

Sales of the **Passenger and Light Truck Tires** division were up 8.3 percent for the first half of this year. Including exchange rate effects, sales were up 5.3 percent from EUR1,825.2 million to EUR1,921.8 million. Volumes sold to the automobile industry rose by 14 percent. In the replacement business, sales figures were up 9 percent for Europe but declined for the NAFTA region. There was a EUR98.9 million charge against earnings due to the restructuring programs at our Mayfield plant. This restructuring expense will amount to about EUR120 million for the year as a whole.

Despite the restructuring costs, the operating result (EBIT) of the Passenger and Light Truck Tires division, at EUR120.7 million, is EUR1.4 million higher than the previous year's half-year result. The return on sales amounts to 6.3 percent, compared with 6.5 percent a year ago. Before restructuring costs, EBIT was up 84.1 percent to EUR219.6 million with a return on sales of 11.4 percent.

The half-year sales of the **Commercial Vehicle Tires** division rose by 10.0 percent before foreign exchange effects and changes in the scope of consolidation. Including exchange rate effects and the consolidation of Continental Sime Tyre, sales went up 23.1 percent from EUR579.9 million to EUR714.0 million. Total volume sold to the vehicle manufacturers and to the replacement market increased by 10 percent in Europe. A 2 percent gain was recorded for sales volumes in the NAFTA region where deliveries to the automotive industry were notably higher, while sales to the replacement market declined.

The higher cost of materials and additional social welfare expense in the USA continued to have an adverse effect on earnings. Nevertheless, the operating result (EBIT) of the division rose from EUR33.4 million to EUR43.3 million, representing a 29.6 percent increase. The return on sales increased from 5.8 percent to 6.1 percent.

.../4

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055

www.conti-online.com
prkonzern@conti.de

The **ContiTech** division increased its sales in the first six months of 2004 by 7.9 percent over the first half of 2003 before foreign exchange effects. Including exchange rate effects, sales were up 7.7 percent from EUR916.1 million to EUR986.9 million. All business units reported gains over the first half of 2003, with Benecke-Kaliko and Elastomer Coatings just slightly outperforming the previous year and the other units posting significant improvements. ContiTech increased its operating result (EBIT) to EUR95.7 million, up 19.6 percent from EUR80.0 million for the first six months of last year. The return on sales thus amounts to 9.7 percent, compared with 8.7 percent a year ago.

"We anticipate that consolidated sales will increase for 2004 as a whole. Moreover, there are indications that we will outperform our previous year's operating result – despite the charge due to the restructuring at our Mayfield tire plant in the US," said Wennemer, commenting on the **outlook** for the current business year.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

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